OSISKO REPORTS Q3 2023 RESULTS

Record quarterly revenues of $62.1 million

and strong operating cash flows of $43.5 million

Montréal, November 8, 2023 - Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the third quarter of 2023. Amounts presented are in Canadian dollars, except where otherwise noted.

Highlights - Third Quarter of 2023

  23,292 gold equivalent ounces ("GEOs1") earned (23,850 GEOs in Q3 2022);
  Revenues from royalties and streams of $62.1 million ($53.7 million in Q3 2022);
  Cash flows generated by operating activities2 of $43.5 million ($51.1 million in Q3 2022);
  Net loss2 of $20.0 million, $0.11 per basic share (net earnings of $28.0 million, $0.15 per basic share in Q3 2022), mostly as a result of a non-cash impairment charge and a write-off on assets related to the Renard diamond mine, together totaling $32.4 million ($26.2 million, net of income taxes);
  Adjusted earnings3 of $22.4 million, $0.12 per basic share3 (of $25.8 million, $0.14 per basic share in Q3 2022);
  Acquisition of a 3% gold net smelter return ("NSR") royalty and 1% copper NSR royalty on the Costa Fuego copper-gold project held by Hot Chili Limited for US$15.0 million ($19.9 million);
  Patriot Battery Metals Inc. published its maiden mineral resource estimate for the CV5 Spodumene Pegmatite at its wholly-owned Corvette Property, located in the Eeyou Istchee James Bay region of Québec, on which Osisko holds a sliding scale 1.5 - 3.5% on precious metals, and 2.0% on all other products, including Lithium, on most (estimated at approximately 80% - 95% by Osisko) of the mineral resource estimate;
  Appointment of Mr. Paul Martin as Interim Chief Executive Officer; and
  Quarterly dividend of $0.06 per common share paid on October 16, 2023 to shareholders of record as of the close of business on September 29, 2023.

Paul Martin, Interim CEO of Osisko commented: "When factoring in the variety of challenges faced by some of our key operating partners during the third quarter, we are coming away satisfied with our overall performance. As we head into the final three months of the year, and as previously noted, we are now trending towards the lower end of our 2023 GEO guidance range. Of particular note is the Renard diamond stream, where the situation remains fluid. As such, in contrast to what was previously expected, Osisko might now actually expect a GEO contribution from the mine during the fourth quarter, however this will depend largely on rough diamond prices, and will come in materially lower than what was originally budgeted for the period. Finally, Osisko remained very active on the corporate development front both during the third quarter and after it, having first closed the Costa Fuego transaction, and then, just last week, having announced the acquisition of a 1.0% NSR royalty on Shandong Gold's Namdini project in Ghana, where first gold production is expected in late 2024."

Subsequent to September 30, 2023

  On October 27, 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway") announced the suspension of operations at the Renard mine due to the growing uncertainty of diamond prices and the placement of Stornoway under the protection of the Companies' Creditors Arrangement Act.

  On October 30, 2023, Osisko announced the acquisition of a 1.0% NSR royalty covering the Namdini Gold Project in Ghana. Osisko has closed the transaction with Savannah Mining Limited ("Savannah"), acquiring a direct interest in 50% of Savannah's 2.0% NSR royalty for total consideration of US$35.0 million (excluding applicable taxes and levies).
  Declaration of a quarterly dividend of $0.06 per common share payable on January 15, 2024 to shareholders of record as of the close of business on December 29, 2023.

Q3 2023 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Osisko provides notice of third quarter 2023 results and webcast and conference call details.

Results Release:	Wednesday, November 8th, 2023 after market close

Conference Call:	Thursday, November 9th, 2023 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (888) 886-7786 Local and International: 1 (416) 764-8658 Conference ID: 61375331

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1637185&tp_key=a659b2dd8c

Replay (available until Saturday, December 9th at 10:00 am ET):	North American Toll-Free: 1 (877) 674-7070 Local and International: 1 (416) 764-8692 Playback Passcode: 375331#

Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes, including 23 producing assets. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada's largest gold mines.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Gold(i)	$1,928	$1,729	$1,932	$1,824
Silver(ii)	$23.57	$19.23	$23.31	$21.92

Exchange rate (US$/Can$)(iii)	1.3414	1.3056	1.3477	1.2892

(i) The London Bullion Market Association's PM price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) From continuing operations

(3) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin (in dollars and in percentage), (ii) adjusted earnings  and (iii) adjusted earnings per share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues from continuing operations less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues from continuing operations.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Royalty interests
Revenues	37,410	34,456	115,911	104,028
Less: cost of sales (excluding depletion)	(193)	(490)	(533)	(772)
Cash margin (in dollars)	37,217	33,966	115,378	103,256

Depletion	(5,972)	(7,312)	(18,430)	(20,369)
Gross profit	31,245	26,654	96,948	82,887

Stream interests
Revenues	24,659	19,205	66,245	51,867
Less: cost of sales (excluding depletion)	(4,144)	(3,917)	(12,105)	(10,572)
Cash margin (in dollars)	20,515	15,288	54,140	41,295

Depletion	(10,922)	(6,849)	(24,926)	(16,941)
Gross profit	9,593	8,439	29,214	24,354

Royalty and stream interests Total cash margin (in dollars)	57,732	49,254	169,518	144,551
Divided by: total revenues	62,069	53,661	182,156	155,895
Cash margin (in percentage of revenues)	93.0%	91.8%	93.1%	92.7%

Total - Gross profit	40,838	35,093	126,162	107,241

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses).

Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	$	$	$	$

Net (loss) earnings from continuing operations	(19,999)	28,014	18,810	62,877

Adjustments:
Impairment of royalty and stream interests	17,490	-	24,119	-
Expected credit loss and write-off of other investments	17,349	276	37,480	1,180
Foreign exchange loss (gain)	3,399	(14,260)	3,424	(22,729)
Unrealized net loss on investments	2,513	758	4,482	12,172
Share of loss (income) of associates	4,754	1,143	(8,268)	(383)
Deferred income tax expense	(3,146)	9,888	7,584	23,261

Adjusted earnings	22,360	25,819	87,631	76,378

Weighted average number of common shares outstanding (000's)	185,516	184,839	185,159	179,101

Adjusted earnings per basic share	0.12	0.14	0.47	0.43

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets.  The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation's ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC") status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at September 30, 2023 and December 31, 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2023	2022
	$	$

Assets

Current assets

Cash	70,754	90,548
Short-term investments	6,509	-
Amounts receivable	7,315	11,700
Other assets	4,047	2,546
	88,625	104,794

Non-current assets

Investments in associates	314,633	319,763
Other investments	99,454	73,504
Royalty, stream and other interests	1,553,282	1,378,253
Goodwill	111,204	111,204
Other assets	8,920	8,783
	2,176,118	1,996,301

Liabilities

Current liabilities

Accounts payable and accrued liabilities	7,557	6,825
Dividends payable	11,108	10,121
Lease liabilities	1,141	921
	19,806	17,867

Non-current liabilities

Lease liabilities	7,127	6,701
Long-term debt	315,390	147,950
Deferred income taxes	96,235	86,572
	438,558	259,090

Equity

Share capital	2,094,048	2,076,070
Contributed surplus	78,661	77,295
Accumulated other comprehensive income	43,658	47,435
Deficit	(478,807)	(463,589)
	1,737,560	1,737,211
	2,176,118	1,996,301

Osisko Gold Royalties Ltd Consolidated Statements of Income For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Revenues	62,069	53,661	182,156	155,895

Cost of sales	(4,337)	(4,407)	(12,638)	(11,344)
Depletion	(16,894)	(14,161)	(43,356)	(37,310)
Gross profit	40,838	35,093	126,162	107,241

Other operating expenses
General and administrative	(11,697)	(5,186)	(25,214)	(14,962)
Business development	(1,337)	(1,203)	(4,130)	(3,884)
Impairment of royalty and stream interests	(17,490)	-	(24,119)	-
Operating income	10,314	28,704	72,699	88,395
Interest income	1,115	3,054	5,348	6,020
Finance costs	(6,086)	(5,480)	(12,401)	(16,949)
Foreign exchange (loss) gain	(3,390)	14,482	(3,543)	23,011
Share of (loss) income of associates	(4,754)	(1,143)	8,268	383
Other losses, net	(19,862)	(1,034)	(41,962)	(13,352)
(Loss) earnings before income taxes	(22,663)	38,583	28,409	87,508
Income tax recovery (expense)	2,664	(10,569)	(9,599)	(24,631)
Net (loss) earnings from continuing operations	(19,999)	28,014	18,810	62,877
Net loss from discontinued operations	-	(244,655)	-	(268,475)
Net (loss) earnings	(19,999)	(216,641)	18,810	(205,598)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders	(19,999)	(158,647)	18,810	(141,162)
Non-controlling interests	-	(57,994)	-	(64,436)

Net (loss) earnings per share from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	(0.11)	0.15	0.10	0.35

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	(0.11)	(0.86)	0.10	(0.79)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022
	$	$	$	$

Operating activities
Net (loss) earnings from continuing operations	(19,999)	28,014	18,810	62,877
Adjustments for:
Share-based compensation	3,967	2,052	9,124	5,010
Depletion and amortization	17,223	14,423	44,248	38,108
Impairment of royalty and stream interests	17,490	-	24,119	-
Expected credit loss and write-off of other investments	17,349	276	37,480	1,180
Finance costs	122	1,831	369	5,333
Share of loss (income) of associates	4,754	1,143	(8,268)	(383)
Change in fair value of financial assets at fair value through profit and loss	2,513	758	6,267	15,824
Net gain on dilution of investments	-	-	(4,842)	(3,604)
Loss on the deemed disposal of an associate	-	-	3,057	-
Foreign exchange loss (gain)	3,399	(14,260)	3,424	(22,729)
Deferred income tax (recovery) expense	(3,146)	9,888	7,584	23,261
Other	108	26	344	36
Net cash flows provided by operating activities before changes in non-cash working capital items	43,780	44,151	141,716	124,913
Changes in non-cash working capital items	(316)	6,916	(5,410)	1,626
Net operating cash flows provided by continuing operations	43,464	51,067	136,306	126,539
Net operating cash flows used by discontinued operations	-	(13,030)	-	(65,116)
Net cash flows provided by operating activities	43,464	38,037	136,306	61,423

Investing activities
Acquisitions of short-term investments	(2,676)	-	(6,473)	-
Acquisitions of investments	-	(1,494)	(53,279)	(8,174)
Proceeds on disposal of investments	5,022	-	5,028	2,960
Acquisitions of royalty and stream interests	(26,768)	(23,073)	(239,530)	(32,363)
Cash outflow from deconsolidation of Osisko Development	-	(133,138)	-	(133,138)
Other	(37)	(15)	(43)	(18)
Net investing cash flows used by continuing operations	(24,459)	(157,720)	(294,297)	(170,733)
Net investing cash flows used by discontinued operations	-	(20,539)	-	(114,984)
Net cash flows used in investing activities	(24,459)	(178,259)	(294,297)	(285,717)

Financing activities
Bought deal equity financing	-	-	-	311,962
Share issue costs	-	-	-	(13,941)
Increase in long-term debt, net of discount on banker's acceptances	19,802	-	206,711	-
Repayment of long-term debt, net of discount on banker's acceptances	(28,151)	-	(41,614)	(113,120)
Exercise of share options and shares issued under the share purchase plan	57	123	10,619	1,057
Normal course issuer bid purchase of common shares	-	(16,451)	-	(21,330)
Dividends paid	(10,321)	(9,770)	(29,366)	(28,248)
Withholding taxes on settlement of restricted and deferred share units	-	-	(4,349)	(2,224)
Other	(265)	(776)	(711)	(1,207)
Net financing cash flows (used) provided by continuing operations	(18,878)	(26,874)	141,290	132,949
Net financing cash flows (used) provided by discontinued operations	-	(1,529)	-	245,833
Net cash flows (used) provided by financing activities	(18,878)	(28,403)	141,290	378,782

Increase (decrease) in cash before effects of exchange rate changes on cash	127	(168,625)	(16,701)	154,488
Effects of exchange rate changes on cash
Continuing operations	594	15,529	(3,093)	23,837
Discontinued operations	-	4,355	-	6,519
Increase (decrease) in cash	721	(148,741)	(19,794)	184,844
Cash - beginning of period	70,033	449,283	90,548	115,698
Cash - end of period	70,754	300,542	70,754	300,542